UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 8, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press
Munich, July 8, 2008
Siemens to reduce SG&A costs – 12,600 jobs to be cut worldwide
4,150 additional job cutbacks due to restructuring – Sale of SIMS planned
Continuing its transformation program, Siemens intends to make job cuts primarily in administration-related functions. Plans call for eliminating approximately 12,600 jobs worldwide. An additional 4,150 jobs will be affected by restructuring projects. Overall, 16,750 jobs will be affected by the planned cutbacks. “The speed at which business is changing worldwide has increased considerably, and we’re orienting Siemens accordingly. Against the backdrop of a slowing economy, we have to become more efficient,” said Siemens President and CEO Peter Löscher. In Germany, about 5,250 jobs will be affected by the planned personnel reductions. The locations making the biggest contributions will be those with the most employees: Erlangen, Munich, Nuremberg and Berlin. “We want to begin negotiations with the employee representatives quickly in order to make the cuts in a way that will be as socially responsible as possible. In this connection, we intend to consider the full range of instruments at our disposal – for example, transfer companies and part-time preretirement schemes. Only as a last resort will we terminate employment contracts for operational reasons,” emphasized Siemens’ Chief Personnel Officer Siegfried Russwurm.
In November 2007, Siemens announced its intention to reduce sales, general and administrative (SG&A) costs to a competitive level. Against the backdrop of an impending global economic downturn, plans call for reducing costs in absolute terms by €1.2 billion by 2010. Some of these reductions will be achieved by cutting expenditures for IT infrastructure and for consultants. Savings in personnel are also part of the program to reduce SG&A costs now that the company has considerably streamlined its top management level. The Managing Board has been reduced from eleven members to eight and the CEO principle introduced at the levels below. Substantial synergies are also being generated internally following the formation on January 1, 2008 of three new Sectors – Energy, Industry and Healthcare – from the company’s previous eight Groups. Siemens is bundling a large number of the administrative tasks of its roughly 70 Regional Companies into 20 Regional Clusters. By 2010, the number of Siemens’ legally separate entities will have been reduced from approximately 1,800 to fewer than 1,000.

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Siemens intends to cut around 12,600 jobs worldwide – including some 3,500 in Germany – primarily in administration-related functions (see Overview 1).

					Headquarters
	Industry	Energy	Healthcare	SIS	and others	Clusters	Total
Germany	1,350	650	350	300	650	200	3,500
Europe	1,050	1,100	300	150	50	1,000	3,650
Outside Europe	1,550	2,200	900	100	100	600	5,450
Σ	3,950	3,950	1,550	550	800	1,800	12,600
Overview 1: Planned job cuts to reduce SG&A costs
Besides streamlining administration-related functions, Siemens aims to restructure selected business units for other reasons as well. Worldwide, approximately 4,150 additional jobs will be affected by these planned measures (see Overview 2). “We want to tackle the necessary restructuring measures rapidly. We’ve informed the employee representatives in detail of our intentions and consulted them on further steps,” said Chief Personnel Officer Siegfried Russwurm.

					Headquarters
	Industry	Energy	Healthcare	SIS	and others	Clusters	Total
Germany	1,150	0	250	350	0	0	1,750
Europe	1,000	0	350	150	0	0	1,500
Outside Europe	250	0	650	0	0	0	900
Σ	2,400	0	1,250	500	0	0	4,150
Overview 2: Planned job cuts related to further restructuring measures

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Planned job reductions at the individual Siemens Sectors
The Industry Sector is focusing on two measures. With its Mobility in Motion program, the Mobility Division is aiming to reach and sustain a medium-term profit margin of five to seven percent. Measures include establishing standardized platforms. In the course of comprehensive restructuring, a total of 2,500 jobs will be cut worldwide. Some 700 of these jobs are in sales and administrative functions (included in Overview 1), while about 1,800 are in engineering and production, primarily in Europe.
As part of the restructuring program underway at the Electronic Assembly Systems Business Unit (EA) – the company’s pick-and-place machines business – since the fall of 2007, the Industry Sector is planning further measures to safeguard competitiveness. To provide EA with a flexible and effective setup in global competition, 330 jobs – of which 250 are in Germany – are slated for elimination by the end of the year through measures to further simplify processes and streamline the organization accordingly.
The Healthcare Sector intends to cut 1,550 jobs in administration-related functions. Plans call for eliminating approximately 350 jobs in Germany. Most of the remaining cuts will be made in the U.S. In connection with further restructuring measures, a maximum of about 1,250 additional positions will be eliminated – including some 250 in Germany. These cuts are expected to be made primarily in the Imaging & IT and Workflow & Solutions Divisions. Activities will focus on the continued development of future-oriented topics in order to enhance the company’s competitive position in the strategically important healthcare IT business.
Further planned personnel measures due to special topics
At the cross-Sector business Siemens IT Solutions and Services, plans call for eliminating around 550 sales and administrative jobs – including some 300 in Germany. These reductions are to be achieved, in particular, by cutting IT costs within the company. Further personnel adjustments will be necessary due to such factors as requirements for increased productivity when contracts with existing customers are renewed and declining demand in the area of software development. These cuts will affect roughly 500 more employees – including about 350 in Germany.
In addition to the above-mentioned restructuring projects, Siemens plans to sell its Segment Industrie Montage Services (SIMS) in order to ensure the continuation of the unit’s service and assembly activities on a competitive basis. These plans will affect some 1,200 employees at 35 locations in Germany. Faster and more flexible, the resulting organization will be able to acquire new customers and achieve an improved cost position in price competition primarily with small to medium-sized companies.

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Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200807.65 e
Corporate Communications and	Marc Langendorf
Government Affairs	80312 Munich
Media Relations	Tel.: (+49 89) 636-37035; Fax: -32825
80312 Munich	E-mail: marc.langendorf@siemens.com

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 8, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Controlling